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                              July 1, 2021

       David Allemann
       Founder and Executive Co-Chairman
       On Holding AG
       Pfingstweidstrasse 106
       8005 Zurich

                                                        Re: On Holding AG
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted June 4,
2021
                                                            CIK No. 0001858985

       Dear Mr. Allemann:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted June 4, 2021

       Market and Industry Data, page iv

   1. Please tell us whether you commissioned any of the third-party data presented in your document and, if so,
please file the consent as an exhibit.
       Partners' Letter, page viii

   2. Please move this section to another appropriate section after the Risk Factors section.
 David Allemann
FirstName
On HoldingLastNameDavid  Allemann
             AG
Comapany
July 1, 2021NameOn Holding AG
July 1,2 2021 Page 2
Page
FirstName LastName
Summary, page 1

3. Please revise to ensure that the information you include in your summary is balanced, such as, by way of example and not limitation, more prominent disclosure of your net losses.
Implications of Being an Emerging Growth Company, page 14

4. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.
Non-IFRS Measures, page 83

5. We note that your EBITDA measure adjusts for "Foreign exchange result." Please note that EBITDA, by definition, should only reflect adjustments for interest, taxes, depreciation and amortization. In this regard, please revise to remove the Foreign exchange adjustment from your calculation of EBITDA or alternatively, you may include such adjustments in your calculation of Adjusted EBITDA. Please refer to Question
         103.01 of the Commission  s Compliance and Disclosure Interpretations:
Non-GAAP
         Measures dated April 4, 2018.
6. We note your presentation of Adjusted Net Income and Adjusted EPS. Please revise to present the effect of income taxes as a separate adjustment and expand your disclosure to clearly explain how the tax effects of non-GAAP adjustments are calculated, or explain why you do not believe this is necessary. Refer to Question 102.11 of the Non-GAAP
         Financial Measures Compliance and Disclosure Interpretations. Liquidity and Capital Resources, page 86

7. It appears that On Holdings is structured as a holding company that relies of distributions from operating subsidiaries to fund cash requirements. If appropriate, please clarify this in your filing and revise your disclosures to discuss any material restrictions on your ability to transfer funds from your operating subsidiaries and the potential impact on your liquidity.
Intellectual Property, page 108

8. Please disclose the material terms of the agreements with third parties you refer to on page
         45, such as the duration and the termination provisions, Refer to Item 10.C of Form 20-F.
 David Allemann
FirstName
On HoldingLastNameDavid  Allemann
             AG
Comapany
July 1, 2021NameOn Holding AG
July 1,3 2021 Page 3
Page
FirstName LastName
9. Please file as an exhibit the license agreement mentioned on page 45 or tell us why you do not believe this is required. Refer to Item 601(b)(10) of of Regulation S-K.
Principal Shareholders, page 120

10. Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by each entity in the table.
11.      Please provide the disclosure required by Item 7.A.2. of Form 20-F.
No Sales of Similar Securities, page 156

12. Please disclose the exceptions to the agreements with your directors, officers and existing stockholders.
Enforcement of Judgments, page 170

13. Please revise the disclosure in the first paragraph of this section to identify counsel and file the consent of counsel as an exhibit.
       You may contact Mindy Hooker at 202-551-3732 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Perry Hindin at 202-551-3444 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing
cc:      Deanna L. Kirkpatrick